Form 144

1
a California News Tech
b 88-0417389
c 000-50762
d 529 Buchanan St.  San Francisco, CA 94102
e 415-205-1695

2
a John T. Arkoosh Sr.
b ###-##-####
c None
d 3415 Klamath Woods Place Concord, CA 94518

3
a 	Common
b 	Scottrade
	12800 Corporate Hill
	St. Louis, MI 63131

c 10,000
d $15,000
e 3,100,000
f 2nd Q 2006
g NASDAQ Over The Counter

Table 1 - Securities to be sold

Title of the class: Common
Date you acquired: 2005
Name of Acquisition Transaction: Exercised options at $1.00
Name of person from whom acquired: California News Tech
Amount of Securities Acquired: 17,500
Date of payment: 2005
Nature of Payment: Debt Forgiveness

Table 2 - Securities sold during the past 3 months

Name and Address of Seller:	John T. Arkoosh Sr.
					3415 Klamath Woods Place
					Concord, CA 94518
Title of Securities Sold:	Common
Date of Sale:			1st Q 2006
Ammount of Securities Sold:	4,000
Gross Proceeds:			$6,000*

Date of Notice: 03,30,2006
Signature: John T. Arkoosh


Footnote

* approximate